Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Filer: Core-Mark Holding Company, Inc.

Subject Company: Core-Mark Holding Company, Inc.

Commission File No: 000-51515

Explanatory Note: The following frequently asked questions were shared with Core-Mark Holding Company, Inc. employees.

Core-Mark Employees

FAQs with respect to the Proposed Acquisition by Performance Food Group Company (“PFG”) of Core-Mark Holding Company, Inc. (“Core-Mark”):

1.	Who is PFG? How can I learn more about PFG?

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Headquartered in Richmond, Virginia, PFG operates more than 100 distribution centers servicing the foodservice industry through Performance Foodservice and the convenience industry through Vistar and its Eby-Brown business.

•	Like Core-Mark, PFG has a more than 100-year legacy of foodservice excellence, a commitment to excellent customer service and a strong culture that puts its employees first.

•	If you are interested in learning more about PFG, you can visit www.pfgc.com.

2.	What does this mean for Core-Mark employees?

•	Following closing of the transaction, we believe employees will have access to a broader set of career opportunities as part of a larger and more diversified company.

•	That said, until the transaction closes, we remain separate companies and it is business as usual.

•	The transaction is expected to be completed in the first half of calendar 2022, subject to U.S. federal antitrust clearance, Core-Mark shareholder approval, and other customary closing conditions.

•	The best way you can help is by focusing on your responsibilities and delivering the same quality products and dependable service that help our customers grow their businesses.

•	It is still early in the process, and details regarding bringing together our organizations will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

3.	What are the benefits of this transaction for employees?

•	We believe that our employees will have access to a broader set of career opportunities as part of a larger and more diversified company.

•	Like Core-Mark, PFG has a strong culture and long history of treating its employees well.

•	PFG also recognizes the importance of working safely as a team and investing in its employees.

4.	What will happen to salaries and benefits?

•	Until the transaction closes, it remains business as usual and it is not expected that there will be any adverse changes to your salary or the benefits you currently are entitled to receive.

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As part of the agreement, for a period of 12 months after closing, PFG will provide continuing Core-Mark employees with (i) an annual base salary or wage rate that is no less than provided pre-closing, (ii) subject to certain exceptions, target annual cash and long-term incentive compensation opportunities that are no less favorable in the aggregate than provided pre-closing and (iii) employee benefits that are no less favorable in the aggregate than those provided pre-closing. Core-Mark expects to implement new severance policies that will remain in effect for 12 months after closing. You will receive more information on these severance benefits once finalized.

•	It is still early in the process, and details regarding bringing together our organizations will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

5.	What about our 401Ks?

•	Until the transaction closes, it remains business as usual and there will be no changes to your 401K plans.

6.	Does our insurance change?

•	No. Until the transaction closes, it remains business as usual and there will be no changes to the benefits you receive, including your insurance.

•	We will keep you informed as the process unfolds and as decisions are made.

7.	Will there be any changes to our holiday or vacation days?

•	No. Until the transaction closes, it remains business as usual and there will be no changes to the benefits you receive, including your holiday and vacation time.

•	It is still early in the process, and details regarding bringing together our organizations will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

8.	Will my years of service carry over?

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Your years of service with the Company prior to the closing will generally carry over for all purposes (including vesting, eligibility to participate and level of benefits) under employee benefit plans except in limited circumstances including for purposes of vesting under any future long-term incentive plan grants.

•	Like Core-Mark, PFG has a strong culture and long history of treating its employees well.

•	PFG also recognizes the importance of investing in its employees.

9.	Where will the Company be headquartered and who will lead it?

•	Following the completion of the transaction, Scott McPherson will lead the convenience business as President and CEO of Core-Mark.

•	The expanded convenience business will operate under the Core-Mark brand and will be headquartered in Westlake, Texas, with Eby-Brown maintaining ongoing operations in Naperville, Illinois.

10.	How will Core-Mark employees be integrated into the PFG organization?

•	Core-Mark will become part of an expanded convenience business within PFG’s Vistar division that will include our business and the Eby-Brown businesses.

•	It is still early in the process, and details regarding bringing together our organizations post-closing will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

11.	Will there be layoffs? Will you close any divisions?

•	This transaction is about driving growth and bringing together two complementary businesses.

•	Please remember that we remain separate companies and it is business as usual until closing.

•	It is still early in the process, and the details for bringing together our organizations post-closing will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

12.	Will our reporting structure change?

•	Until the transaction closes, it remains business as usual and there will be no changes to our reporting structure.

•	As the process unfolds and as decisions are made, we will keep you updated.

13.	How soon can Core-Mark employees interact with PFG employees?

•	You should not engage with PFG employees unless you are directed to do so.

14.	When is the transaction expected to close? What happens between now and then?

•	The transaction is subject to U.S. federal antitrust clearance, Core-Mark shareholder approval, and other customary closing conditions.

•	We expect to complete the transaction the first half of calendar 2022.

•	Please keep in mind that it is still early in the process, and details regarding bringing together our organizations will be determined as we move through this process.

•	We will keep you informed as the process unfolds and as decisions are made.

15.	Can we discuss the transaction on social media?

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No. The Securities and Exchange Commission has strict rules about employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the transaction in any manner.

16.	What if I am approached by the media and other third parties?

•	If you receive inquiries from outside the Company such as media or investors, please refer them to David Lawrence at 214-862-1146 or david.lawrence@core-mark.com.

17.	Who can I contact if I have more questions?

•	If you have questions or concerns beyond what is provided in this Employee FAQ, please contact your manager.

•	We will continue to keep you updated on important developments as we move through the transaction process.

•	Please note that, while we may not have all of the answers to your questions today, we want to hear your thoughts, so please continue to reach out.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the impact of PFG’s proposed acquisition of Core-Mark (the “Transaction”) and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the Core-Mark Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements: the risk that U.S. federal antitrust clearance or other approvals required for the Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and resources or otherwise have an adverse effect on Core-Mark; the possibility that conditions to the consummation of the Transaction, including approval by Core-Mark stockholders, will not be satisfied or completed on a timely basis and accordingly the Transaction may not be consummated on a timely basis or at all; uncertainty as to the expected financial performance of the combined company following completion of the Transaction; the possibility that the expected synergies and value creation from the Transaction will not be realized or will not be realized within the expected time period; the exertion of our management’s time and resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Transaction; the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected; a downgrade of the credit ratings of our indebtedness, which could give rise to an obligation to redeem existing indebtedness; potential litigation in connection with the Transaction may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; the inability to retain key personnel; the possibility that competing offers will be made to acquire Core-Mark; disruption from the announcement, pendency and/or completion of the Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and the risk that, following the Transaction, the combined company may not be able to effectively manage its expanded operations; the extent and duration of the disruption to business activities caused by the global health crisis associated with the novel coronavirus pandemic (“COVID-19”) outbreak, including the effects on vehicle miles driven, on the financial health of Core-Mark’s business partners, on supply chains, and on financial and capital markets; declining cigarette sales volumes; Core-Mark’s dependence on the convenience retail industry for revenues; Core-Mark’s dependence on qualified labor, senior management and other key personnel; competition in Core-Mark’s distribution markets, including product, service and pricing pressures related to COVID-19; risks and costs associated with efforts to grow Core-Mark’s business through acquisitions; the dependence of some of Core-Mark’s distribution centers on a few relatively large customers; manufacturers or retail customers adopting direct distribution channels; fuel and other transportation costs; failure, disruptions or security breaches of Core-Mark’s information technology systems; the low-margin nature of cigarette and consumable goods distribution; Core-Mark’s reliance on manufacturer discount and incentive programs and cigarette excise stamping allowances; Core-Mark’s dependence on relatively few suppliers and Core-Mark’s ability to maintain favorable supplier arrangements; disruptions in suppliers’ operations, including the impact of COVID-19 on Core-Mark’s suppliers as well as supply chain, including potential problems with inventory availability and the potential result of higher cost of product and freight due to high demand of products and low supply for an unpredictable period of time; product liability and counterfeit product claims and manufacturer recalls of products, including ongoing litigation related to Juul products; Core-Mark’s ability to achieve the expected benefits of implementation of marketing initiatives; failing to maintain Core-Mark’s brand and reputation; unexpected outcomes in legal proceedings; attempts by unions to organize employees; increasing expenses related to employee health benefits; changes to minimum wage laws; failure to comply with governmental regulations or substantial changes to governmental regulations, including increased regulation of electronic cigarette and other alternative nicotine products; risks related to changes to Core-Mark’s workforce, including reductions to hours, headcount and benefits as a result of COVID-19; earthquake and natural disaster damage; increases in the number or severity of insurance and claims expenses; legislation, regulations and other matters negatively affecting the cigarette, tobacco and alternative nicotine industry; increases in excise taxes or reduction in credit terms by taxing jurisdictions; potential liabilities associated with sales of cigarettes and other tobacco products; changes to federal, state or provincial income tax legislation; reduction in the payment of dividends; currency exchange rate fluctuations; Core-Mark’s ability to borrow additional capital; restrictive covenants in Core-Mark’s credit facility; and changes to accounting rules or regulations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this communication or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this communication or our these statements, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on Core-Mark’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at david.lawrence@core-mark.com.

Participants In The Solicitation

PFG, Core-Mark and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com.

Information about the directors and executive officers of Core-Mark is set forth in its (i) Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021 and (ii) proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 5, 2021, and on its website at www.core-mark.com.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.